UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13

and 15(d) of the Securities Exchange Act of 1934

Commission File No. 1-31557

WACHOVIA PREFERRED FUNDING CORP.

(Exact name of each registrant as specified in its charter)

90 South 7th Street, 13th Floor

Minneapolis, Minnesota 55402

(855) 825-1437

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

7.25% NON-CUMULATIVE EXCHANGEABLE, PERPETUAL SERIES A PREFERRED SECURITIES

(Title of each class of securities covered by this Form)

NONE

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of Series A Preferred Securities as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Wachovia Preferred Funding Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

January 14, 2014

WACHOVIA PREFERRED FUNDING CORP.

By:	/s/ Jeannine E. Zahn
Name: Jeannine E. Zahn
Title: Senior Vice President and Secretary